

April 30, 2021

Scott Staples
Chief Executive Officer
FIRST ADVANTAGE CORP
1 Concourse Parkway NE, Suite 200
Atlanta, Georgia 30328

> **Re: FIRST ADVANTAGE CORP**
> **Draft Registration Statement on Form S-1**
> **Submitted April 2, 2021**
> **CIK No. 0001210677**

Dear Mr. Staples:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 2, 2021

Summary
Risks Related to Our Business and this Offering, page 7

1.   Please include a reference to the risks you may face related to your substantial indebtedness and quantify your outstanding indebtedness here.

Dilution, page 60

2.   We note that you disclose that net tangible book value as of December 31, 2020 was approximately $794.3 million. Please tell us how you considered your intangible assets such as goodwill, trade names, and customer lists in your calculation of net tangible book value.

Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19, page 64

3.   Please include a discussion of the costs you have incurred as a result of the COVID-19 pandemic, such as the increased expenses mentioned in your risk factor on page 19, and quantify such costs to the extent practicable. Please also discuss to what extent you believe that any known trends may continue, such as declines in revenues from your international customers or increases in revenues from your Enterprise customers in certain sectors, such as e-commerce, essential retail, etc.

Key Operating and Financial Metrics, page 65

4.   Please revise to precede disclosure of non-GAAP measures with your Results of Operations disclosure, which is presented on a GAAP basis, to avoid giving undue prominence to the non-GAAP measures. Please also include margin percentage for the most directly comparable GAAP measure to Adjusted EBITDA Margin as you did in selected financial data on page 13.

Comparison of Results of Operations for the Year ended December 31, 2019 (Predecessor) compared to the Period from January 1, 2020 through
2020 through January 31, 2020 (Predecessor) and the Period from February 1, 2020 through December 31, 2020 (Successor), page 72

5.   A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify each of these factors. For example, you state that revenue increased primarily due to the contribution from new customers and upselling and cross-selling existing customers, and that strong ordering volume among Enterprise customers in the essential retail, e-commerce, and transportation and home delivery verticals, particularly in the second half of 2020, helped to partially offset volume declines in other industries and SMB customers more impacted by COVID-19. Also, you state the change in cost of services was primarily due to an increase in variable third-party data expenses as a direct result of the volume increase in revenues, and that the increase was partially offset by productivity savings in operations and customer service as a result of continued investment in robotics process automation, procurement savings, and a decrease in travel-related expenses due to the temporary cessation of travel as a result of the COVID-19 pandemic, but you do not quantify the impact of these factors. We believe your disclosures could be improved by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying

        business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Long-Term Debt, page 78

6.   Here or in an appropriate place in your prospectus, please clarify your relationship to Fastball Parent, Inc., the guarantor of your senior secured credit facilities. We presume an affiliation with your sponsor but please confirm as much and, as applicable disclose this arrangement in your related party transactions.

Business, page 87

7.   Please disclose your basis for the following claims made in this section:

- "First Advantage is a leading global provider of technology solutions for screening, verifications, safety, and compliance related to human capital."
- "We estimate the global TAM for our current products and solutions to be approximately $13 billion. This includes $6 billion of current market spend and $7 billion of whitespace attributable to products and solutions we believe may ultimately be adopted across geographies."
- "We also estimate current market spend will grow at a long-term CAGR of 6%, fueled by increases in hiring and job churn, growing attachment rates for existing products, accelerating adoption of post-onboarding and adjacent products in the U.S., and growing overall adoption in underpenetrated international markets."

8.   In an appropriate place in this section, please identify, or describe the nature of any services provided by, your material suppliers and/or third-party service providers and include a summary of any material terms and arrangements you have with such providers. In this regard, we note your reference on page 80 to a contract with a third-party service provider with a minimum volume commitment. If you are substantially dependent upon these relationships to conduct your business, please file contracts you have with such provider(s) as an exhibit. In this regard, we note your disclosure on pages 24 and 28 that if any one of your material third-party service provider's ability to perform their obligations was impaired, you may not be able to find an alternative supplier in a timely manner or on acceptable financial terms, which could result in operational interruptions. Refer to Item 601(b)(10) of Regulation S-K.

Legal Proceedings, page 101

9.   We note the class action Doe v. First Advantage Background Services Corp. that was filed on April 2, 2021 in the U.S. District Court for the Central District of California Western Division. Please disclose this lawsuit in your filing or tell us why you are not required to do so.

Description of Capital Stock
Exclusive Forum, page 134

10.   Here and in your risk factors, please revise your disclosure to explicitly state whether your exclusive forum provision will apply to claims arising under the Exchange Act and the Securities Act. Please also revise to state that investors may not waive their rights under the Exchange Act, including their right to bring suit.

Consolidated Financial Statements
Note 10. Revenues, page F-30

11.   We note your disaggregation of revenues by geography (as also required by ASC 280-10-50-41). Please tell us how you assessed the requirement to disclose revenue from contracts with customers disaggregated into categories that show how economic factors affect the amount, timing, and uncertainty of revenue and cash flows. In this regard, we note disclosure on page 68 that you generally classify products in three categories and that you expect certain categories to increase in the long-term. We also note disclosures of product types on pages 64 and 93. Refer to ASC 606-10-50-5 and 55-89 through 55-91. Note that ASC 606 does not limit selecting only a single basis of disaggregation from paragraph 55-91.

Item 15. Recent Sales of Unregistered Securities, page II-2

12.   Please include the required disclosure for the $50 million strategic investment in the company's equity discussed on pages 80 and F-33 of your filing.

Exhibits

13.   Your exhibit index does not include your first lien or second lien credit agreements. Please include such agreements or tell us why you are not required to do so.

        You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Kenneth B. Wallach, Esq.